SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended October 2010

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

October 7, 2010

BP AND SOCAR SIGN SHAFAG-ASIMAN PSA

BP and SOCAR (the State Oil Company of the Republic of Azerbaijan) announced today they had signed a new production sharing agreement (PSA) on joint exploration and development of the Shafag-Asiman structure in the Azerbaijan sector of the Caspian Sea.

The PSA was signed today in Baku by Rovnag Abdullayev, President of SOCAR, and Rashid Javanshir, BP Azerbaijan President, in the presence of BP's visiting Group Chief Executive Officer (CEO) Robert Dudley.

Speaking at the event Mr Dudley said: "This is an important day for Azerbaijan and BP as it marks the beginning of our bilateral cooperation in exploration and development of a new offshore block. With SOCAR and our partners BP has helped to establish Azerbaijan as a world scale oil and gas producer, and I believe the significant remaining potential will continue to make it relevant for decades to come."

"We in BP very much hope that the combination of our leading technology and expertise with Azerbaijan's experience and potential will lead to new discoveries in the Caspian," Dudley added.

The signing of the PSA follows the earlier concluded Heads of Agreement (HOA) which defined the basic commercial principles of the contract.  Under the PSA, which is for 30 years, BP Exploration Caspian Sea Limited will be the operator with 50 per cent interest while SOCAR will hold the remaining 50 per cent equity.

The block lies some 125 kilometers (78 miles) to the SE of Baku. It covers an area of some 1100 square kilometers and has never been explored before. It is located in a deepwater section of about 650-800 meters with reservoir depth of about 7000 meters.

For further information please contact:
Tamam Bayatly in BP's Baku office, tel: +994 12 4969 000
BP Press Office, London tel: +44 (0)20 7496 4076

                                             - ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 07 October, 2010

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary